UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 4, 2022

ZYNGA INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-35375	42-1733483
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

699 Eighth Street San Francisco, CA 94103	94103
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (855) 449-9642

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock	ZNGA	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry Into a Material Definitive Agreement

Amendment to Agreement and Plan of Merger

On May 4, 2022, Zynga Inc., a Delaware corporation (“Zynga”), entered into the Second Amendment (the “Second Amendment”) to the previously announced Agreement and Plan of Merger, dated January 9, 2022 (as amended, the “Merger Agreement”), with Zebra MS I, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Take-Two, Zebra MS II, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Take-Two, and Take-Two Interactive Software, Inc., a Delaware corporation (“Take-Two”). The Second Amendment provides that the closing of the combination contemplated by the Merger Agreement (the “Combination”) will take place on a date agreed by the parties, which shall be not more than three business days after the satisfaction or waiver of the conditions to closing set forth in the Merger Agreement. The foregoing description of the Second Amendment does not purport to be complete and is qualified in its entirety by the full text of the Second Amendment, a copy of which is filed as Exhibit 2.1 hereto and is incorporated by reference herein.

The parties currently anticipate that the closing of the Combination will occur on May 23, 2022 (the second business day following the date of the respective special stockholder meetings of Take-Two and Zynga), subject to receipt of the requisite Zynga and Take-Two stockholder approvals at the special meetings currently scheduled for May 19, 2022 and the satisfaction of the other remaining closing conditions. Under the terms of the Merger Agreement, as a result of the Combination (i) each issued and outstanding share of Class A Common stock of Zynga, par value $0.00000625 per share (“Zynga Common Stock”), other than dissenting shares and treasury shares, will be converted into a number of shares (the “Stock Consideration”) of Take-Two’s common stock, par value $0.01 per share (“Take-Two Common Stock”), equal to the Exchange Ratio (as defined below), and the right to receive $3.50 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). The “Exchange Ratio” will be the following: (i) if the Parent Common Stock Price is an amount greater than $181.88, then the Exchange Ratio is 0.0350; (ii) if the Parent Common Stock Price is an amount greater than or equal to $156.50 but less than or equal to $181.88, then the Exchange Ratio (rounded to five decimal places) is an amount equal to the quotient obtained by dividing (a) $6.36 by (b) the Parent Common Stock Price; and (iii) if the Parent Common Stock Price is less than $156.50, then the Exchange Ratio is 0.0406. Assuming a closing date of May 23, 2022, the “Parent Common Stock Price,” which is used to determine the “Exchange Ratio” under the Merger Agreement, will be measured based on the volume-weighted average sales price per share taken to four decimal places of Take-Two Common Stock on the NASDAQ over the consecutive trading period beginning at 9:30 a.m. New York time on April 20, 2022 (the twenty-third trading day immediately preceding the closing date) and concluding at 4:00 p.m. New York time on May 18, 2022 (the third trading day immediately preceding the closing date), as calculated by Bloomberg Financial LP under the function “VWAP” (or, if not available, in another authoritative source mutually selected by the parties). Further details relating to the Combination and the Merger Agreement may be found in the joint proxy statement/prospectus, dated April 7, 2022, filed by Take-Two with the Securities and Exchange Commission (the “SEC”) on April 7, 2022. Take-Two will disclose the final Exchange Ratio in connection with the closing of the Combination.

Forward-Looking Statements

Statements contained herein which are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed business combination of Take-Two and Zynga and the outlook for Take-Two’s or Zynga’s future business and financial performance. Such forward-looking statements are based on the current beliefs of Take-Two and Zynga as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the failure to satisfy remaining conditions to completion of the proposed combination on a timely basis or at all; risks that the proposed combination disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Take-Two and Zynga from their respective ongoing business operations; the ability of either Take-Two, Zynga or the combined company to retain key personnel; the ability to realize the benefits of the proposed combination, including net bookings opportunities and cost synergies; the ability to successfully integrate Zynga’s business with Take-Two’s business or to integrate the businesses within the anticipated timeframe; the outcome of any legal proceedings that may be instituted against Take-Two, Zynga or others following announcement of the proposed combination; the amount of the costs, fees, expenses and charges related to the proposed combination; the uncertainty of the impact of the COVID-19 pandemic and measures taken in response thereto; the effect of economic, market or business conditions, including competition, consumer demand and the discretionary spending patterns of customers, or changes in such conditions, have on Take-Two’s, Zynga’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, the development, launch or monetization of games and other products, and customer engagement, retention and growth; the risks of conducting Take-Two’s and Zynga’s business internationally; the impact of changes in interest rates by the Federal Reserve and other central banks; the impact of potential inflation, volatility in foreign currency exchange rates and supply chain disruptions; the ability to maintain acceptable pricing levels and monetization rates for Take-Two’s and Zynga’s games; and risks relating to the market value of Take-Two’s common stock to be issued in the proposed combination.

Other important factors and information are contained in the joint proxy statement/prospectus mailed by Take-Two to its stockholders in connection with the proposed business combination of Take-Two and Zynga and in Take-Two’s and Zynga’s most recent Annual Reports on Form 10-K, including the risks summarized in the section entitled “Risk Factors,” in Take-Two’s and Zynga’s most recent Quarterly Reports on Form 10-Q, and in each company’s other periodic filings with the SEC, which can be accessed at www.take2games.com in the case of Take-Two, http://investor.zynga.com in the case of Zynga, or www.sec.gov. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. Neither Take-Two nor Zynga undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed business combination of Take-Two and Zynga. In connection with the proposed business combination Take-Two filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that includes a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, provides details of the proposed combination and the attendant benefits and risks. The registration statement was declared effective on April 7, 2022 and the definitive joint proxy statement/prospectus was sent to Take-Two and Zynga stockholders. This communication is not a substitute for the registration statement on Form S-4, including the joint proxy statement/prospectus, or any other document that Take-Two or Zynga may file with the SEC or send to their respective stockholders in connection with the proposed combination. Investors and security holders are urged to read the registration statement on Form S-4, including the definitive joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to Take-Two’s or Zynga’s stockholders as they become available because they will contain important information about the proposed combination. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Take-Two’s Investor Relations department at contact@take2games.com; or by contacting Zynga’s Investor Relations department at investors@zynga.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

EXHIBIT NO.	DESCRIPTION

2.1	Second Amendment to the Agreement and Plan of Merger, dated as of May 4, 2022 by and among Take-Two Interactive Software, Inc., Zebra MS I, Inc., Zebra MS II, Inc. and Zynga Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZYNGA INC.

Date: May 5, 2022	By:	/s/ Phuong Phillips
Phuong Phillips
Chief Legal Officer and Secretary

Exhibit 2.1

Execution Version

SECOND AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER

THIS SECOND AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER (this “Second Amendment”), dated as of May 4, 2022, is by and among Take-Two Interactive Software, Inc., a Delaware corporation (“Parent”), Zebra MS I, Inc., a Delaware corporation and a direct Wholly Owned Subsidiary of Parent (“Merger Sub 1”), Zebra MS II, Inc., a Delaware corporation and a direct Wholly Owned Subsidiary of Parent (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”), and Zynga Inc., a Delaware corporation (the “Company”).

WHEREAS, Parent, the Company and the Merger Subs entered into that certain Agreement and Plan of Merger, dated as of January 9, 2022 (the “Merger Agreement”);

WHEREAS, Parent, the Company and the Merger Subs entered into that certain First Amendment to the Agreement and Plan of Merger, dated as of March 10, 2022 (the “First Amendment”); and

WHEREAS, Parent, the Company and the Merger Subs wish to amend the Merger Agreement pursuant to Section 9.3 of the Merger Agreement in the manner set forth herein.

WHEREAS, the respective Boards of Directors of Parent, Merger Sub 1, Merger Sub 2 and the Company have each approved and declared advisable this Second Amendment;

NOW THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

1. Amendments.

(a) Section 1.2 of the Merger Agreement is hereby amended and restated in its entirety as set forth below:

Section 1.2. Closing. Unless this Agreement shall have been terminated pursuant to the provisions of Section 9.1, the closing of the Combination (the “Closing”) will take place on a date agreed by the parties, which date shall be not more than three Business Days after the satisfaction or waiver (subject to applicable Law) of the conditions (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by law, waiver of those conditions as of the Closing) set forth in Article VIII (the date of the Closing, the “Closing Date”). The Closing shall be held by means of a virtual closing through electronic exchange of signatures, unless another place is agreed to in writing by the parties hereto.

2. Capitalized Terms. Capitalized terms used and not defined in this Second Amendment shall have the meanings ascribed to such terms in the Merger Agreement.

3. Effect of Amendment. Except as expressly amended and/or superseded by this Second Amendment, the Merger Agreement remains and shall remain in full force and effect. This Second Amendment shall not constitute an amendment or waiver of any provision of the Merger Agreement not expressly amended or waived herein and shall not be construed as an amendment, waiver or consent to any action that would require an amendment, waiver or consent, except as expressly set forth herein. Upon the execution and delivery hereof, the Merger Agreement shall thereupon be deemed to be amended and supplemented as hereinabove set forth as fully and with the same effect as if the amendments and supplements made hereby were originally set forth in the Merger Agreement. This Second Amendment and the Merger Agreement shall each henceforth be read, taken and construed as one and the same instrument, but such amendments and supplements shall not operate so as to render invalid or improper any action heretofore taken under the Merger Agreement. If and to the extent there are any inconsistencies between the Merger Agreement and this Second Amendment with respect to the matters set forth herein, the terms of this Second Amendment shall control. References in the Merger Agreement to the Merger Agreement shall be deemed to mean the Merger Agreement as amended by this Second Amendment. On and after the date of this Second Amendment, each reference to the Merger Agreement, “this Agreement”, “hereof”, “hereunder”, “herein” or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended hereby, provided that references in the Merger Agreement to “the date hereof” or “the date of this Agreement” or words of like import shall continue to refer to the date of January 9, 2022.

4. Counterparts. This Second Amendment may be executed in counterparts, (including by facsimile or other electronic transmission) each of which shall be deemed an original, but all of which shall constitute the same instrument.

5. Sections of the Merger Agreement. Section 10.3 (Successors and Assigns), Section 10.4 (Governing Law; Jurisdiction; Specific Performance), Section 10.6 (Severability; Construction; Certain Interpretations) and Section 10.8 (Entire Agreement) of the Merger Agreement are each hereby incorporated by reference mutatis mutandis.

[The remainder of this page is intentionally blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed as of the date first above written.

TAKE-TWO INTERACTIVE SOFTWARE, INC.

By:	/s/ Matt Breitman
Name: Matt Breitman
Title: SVP & GC Americas

ZEBRA MS I, INC.

By:	/s/ Matt Breitman
Name: Matt Breitman
Title: Vice President

ZEBRA MS II, INC.

By:	/s/ Matt Breitman
Name: Matt Breitman
Title: Vice President

[Signature Page to Second Amendment to the Agreement and Plan of Merger]

ZYNGA INC.

By:	/s/ Frank Gibeau
Name: Frank Gibeau
Title: Chief Executive Officer

[Signature Page to Second Amendment to the Agreement and Plan of Merger]